February 10, 2000


VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

      Re:   THE CHANCELLOR TARGETED HEALTH CARE FUND, INC.
            CIK # 886241
            Request for Withdrawal of Registration Statement on Form N-2, as amended (File # 33-47251)



Ladies and Gentlemen:

      Pursuant to Rule 477 (a) under the Securities Act of 1933, as amended (the "Act"), The Chancellor Targeted Health Care Fund, Inc. (the "Fund") hereby requests that its Registration Statement on Form N-2, as amended (File No. 33-47251), be withdrawn from registration under the Act prior to effectiveness. Such withdrawal is consistent with the public interest and the protection of investors.

      A proposed public offering of shares of the Fund was contemplated back in 1992. In connection therewith, the aforementioned Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on April 15, 1992, and an amendment thereto was filed with the Commission on May 4, 1992. However, the Fund has decided not to commence operations, and the proposed public offering has been permanently abandoned. The Fund has not engaged in any business activities other than those necessary for the winding up of its affairs.



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      Please direct any communications relating to this filing to David H.
Kanefsky of Cadwalader, Wickersham & Taft at (212) 504-6438.

                        Very truly yours,

                        THE CHANCELLOR TARGETED HEALTH CARE FUND, INC.

                        By:  /s/ PARAG SAXENA
                             -----------------------------------------
                              Parag Saxena
                              President



Transmission

cc:   Mark S. Johnson, Esq.
      INVESCO, Inc.